

Manish Aggarwal · 3rd

Advisory Board Member at CrowdLustro

New York, New York, United States · 500+ connections ·

Contact info

CrowdLustro

City University of New York, Hunter College, New York, NY

Experience

Advisory Board Member
CrowdLustro
Jan 2021 – Present · 2 mos

Managing Director
Fulcrum Financial Data, LLC
Jun 2017 – Present · 3 yrs 9 mos
New York, NY

Identify, pursue and execute the development of new tools, products and business lines

Managing Member
Gold Ridge Asset Management LLC
Mar 2005 – Present · 16 yrs

Review and evaluate investment opportunities to provide seed/working capital ranging from $250k to $1.5mm

Negotiate deal terms to ensure safety of principal and maximize return profile

Managing Partner
SIB Fixed Cost Reduction LLC
May 2014 – Dec 2015 · 1 yr 8 mos
Charleston, South Carolina Area

Actively involved in managing sales and operations strategy for SIB Fixed Cost Development (a portfolio company)

Actively involved in managing sales strategy for SIB Lighting (a portfolio company)

Managing Member
Silicon Harbor Ventures
Nov 2013 – Dec 2015 · 2 yrs 2 mos
Charleston, South Carolina Area

Setup Silicon Harbor Ventures (a Charleston-based angel fund) to provide growth capital for tech entrepreneurs based in the Charleston area

Show 3 more experiences

Education

City University of New York, Hunter College, New York, NY
Bachelor's Degree, Accounting
1994 – 1997

Skills & endorsements

Capital Markets · 14
Endorsed by 3 of Manish's colleagues at Xtract Research

Private Equity · 11
Endorsed by Caspar Hobbs, who is highly skilled at this

Mergers & Acquisitions · 9
Endorsed by 3 of Manish's colleagues at Xtract Research

Show more

Gisselle Nuñez
CRM Certified | MBA | Agile Enthusiast
August 11, 2014, Manish was senior to Gisselle but didn't manage directly

Gisselle joined our operations group in 2010 and had an immediate impact on the productivity of the group. She was extremely organized and provided valuable feedback to continuously improve operations procedures. We were sad to see her leave and highly recommend her to anyone.



Lara Hughes, MSc.
Vice President Institutional Sales at Guidepoint
March 1, 2012, Manish managed Lara directly

Lara joined the Xtract 3 month summer internship program in 2011. After a couple of months based on her strong work ethic and keen interest to learn we offered her a full time job in a CRM role. She continuously demonstrated a willingness and desire to take on projects and work with our client base to answer questi... See more

Accomplishments

2 Languages
English • Hindi